                                                                     EXHIBIT 4.4



                           AMENDED AND RESTATED NOTE

$2,500,000.00                                                    August 15, 1999

     FOR VALUE RECEIVED, the undersigned, WorldQuest Networks, Inc. (hereinafter referred to as "Maker"), promises to pay to the order of Eagle Venture Capital, LLC (f/k/a WorldQuest Networks, LLC) ("Holder"), in lawful money of the United States of America, the principal sum of Two Million Five Hundred Thousand Dollars ($2,500,000.00), or so much thereof as may be advanced from time to time and noted on Schedule A hereof, with interest thereon from the date of each advance until such advance is repaid at a rate of eight percent (8%) per annum. Effective the date of each such subsequent advance and as advances are repaid, Maker shall sign, date and deliver to Holder an updated Schedule A to replace the prior Schedule A to this Note. Interest payable under this Note shall be computed on the basis of a 365-day year and actual days elapsed.

     This Note is partially a term note and partially a revolving note. The term note portion represents $1,100,000 of the principal balance, which $1,100,000 of principal balance is outstanding as of the date of this Note, with accrued interest thereon of $168,631.66 as of the date of this Note. The term note portion of the principal balance and such accrued interest, together with interest accruing hereafter on such principal balance, is due and payable in full on May 5, 2002.

     The remaining principal balance of this Note, of up to $1,400,000, or so much thereof as may be advanced from time to time and noted on Schedule A hereof, constitutes the revolving portion of the Note. Maker may borrow, repay, and reborrow the revolving portion of this Note until such time as Holder shall have notified Maker in writing that no further advances will be made under such revolving portion of this Note. As of the date of this Note, $467,755.72 in principal has been borrowed pursuant to the revolving portion of this Note and is outstanding as of the date hereof, together with accrued interest thereon of $53,342.03. The principal balance of the revolving portion of this Note, together with all accrued interest, is payable on demand by Holder. If no demand is made, the accrued interest of $53,342.03, plus the interest accruing after the date of this Note on the outstanding revolving portion of the principal balance of this Note, shall accrue until December 18, 1999, at which time such accrued interest shall be due and payable and, thereafter, accrued interest on the outstanding revolving portion of the principal balance of this Note shall be payable monthly in arrears, with the first payment due January 18, 2000 and thereafter on the 18th day of each succeeding month, and the outstanding revolving portion of the principal balance of this Note shall be paid in full on May 5, 2002.

     Except as otherwise expressly provided herein, Maker and each surety, endorser, and guarantor of this Note hereby severally waives demand and presentation for payment, notice of non-payment, protest and notice of protest, and the diligence of bringing suit against any party hereto and consents that time of payment may be extended from time to time without notice thereof to him, her or it.

     All amounts payable hereunder by Maker shall be payable to Holder at the address set forth by Holder, from time to time, in writing to Maker, and shall be made by Maker in lawful money of the United States in cash or its equivalent at such place of payment.

     If any payment required to be made hereunder becomes due and payable on a non-business day, the maturity thereof shall extend to the next business day and interest shall be payable at the rate applicable thereto during such extension. The term "business day" shall mean a calendar day excluding Saturdays, Sundays or other days on which banks in the State of Texas are required or authorized to remain closed.

     If this Note is placed in the hands of an attorney for collection, Maker agrees to pay reasonable attorneys' fees and costs and expenses of collection, including but not limited to court costs.

     Upon the failure of prompt and timely payment when due of any installment of principal or interest under this Note, then Holder, at Holder's option, may declare the entire unpaid balance of principal and accrued interest hereunder to be immediately due and payable.

     This Note is given for an actual lending transaction for business purposes and not for personal, residential or agricultural purposes.

     This Note shall be governed by and construed in accordance with the laws of the State of Texas and applicable laws of the United States.

     In no contingency or event whatsoever shall the amount paid or agreed to be paid by Maker, received by Holder, or requested or demanded to be paid by Maker exceed the maximum amount permitted by applicable law. In the event any such sums paid to Holder by Maker would exceed the maximum amount permitted by applicable law, Holder shall automatically apply such excess to the unpaid principal amount of this Note or, if the amount of such excess exceeds the unpaid principal amount of this Note, such excess automatically shall be applied by Holder to the unpaid principal amount of other indebtedness, if any, owed by Maker to Holder, or if there be no such other indebtedness, such excess shall be paid to Maker. All sums paid or agreed to be paid by Maker, received by Holder, or requested or demanded to be paid by Maker which are or hereafter may be construed to be or in respect of compensation for the use, forbearance, or detention of money shall, to the extent permitted by applicable law, be amortized, prorated, spread and allocated throughout the full term of all indebtedness of Maker to Holder, to the end that the actual rate of interest hereon shall never exceed the maximum rate of interest permitted from time to time by applicable law.

     This Amended and Restated Note amends, restates and supersedes, but is not intended to and shall not extinguish or cancel the indebtedness evidenced by, that certain Note dated December 18, 1996 in the original principal amount of up to $2,000,000 payable by Maker to Holder, as amended by that certain Amended and Restated Note dated May 5, 1999 in the original principal amount of up to $2,000,000 payable by Maker to Holder. However, Holder agrees as a condition to Maker's execution of this Amended and Restated Note, that Holder will return the Amended and Restated Note dated May 5, 1999 to Maker marked "canceled" and this Amended and Restated Note shall govern the rights and obligations of the parties. Maker and Holder acknowledge that the original Note dated December 18, 1996 has been previously returned by Holder to Maker and marked "cancelled".

     EXECUTED as of the date first above written.

                              MAKER:

                              WORLDQUEST NETWORKS, INC.


                              By:  /s/ B. MICHAEL ADLER
                                 --------------------------------------------
                                    B. Michael Adler, Chief Executive Officer

                                  SCHEDULE A
                                      TO
                AMENDED AND RESTATED NOTE DATED AUGUST 15, 1999
                     PAYABLE BY WORLDQUEST NETWORKS, INC.
                         TO EAGLE VENTURE CAPITAL, LLC



Dollar Amount                            Dollar Amount
-------------                            -------------
of Advance          Date of Advance      of Repayment        Date of Repayment
----------          ---------------      ------------        -----------------
$467,755.72         August 15, 1999



MAKER:

WORLDQUEST NETWORKS, INC.



By: /S/ B. MICHAEL ADLER
   -----------------------------------
     B. Michael Adler, Chief Executive
     Officer

Date of Schedule A: August 15, 1999